Mail Stop 3-8

				June 16, 2005

By Facsimile and U.S. Mail

Mr. Ronald Elliot
Chief Executive Officer
Excelligence Learning Corp
2 Lower Ragsdale Drive
Monterey, CA 93940

		Re:	Excelligence Learning Corp
			Form 10-K for the year ended December 31, 2004
			Filed March 16, 2005
			File No. 0-32613

Dear Mr. Elliot:

	We reviewed your responses to our prior comments on the above referenced filings as set forth in your letter dated June 13, 2005.
Our review resulted in the following accounting comment.

Form 10-K for the Year Ended December 31, 2004

Note 2. Summary of Significant Accounting Policies, page F-7

(i) Equity-Based Compensation, page F-9

1. We note your response to comment 5 of our letter dated May 17, 2005. We further note that your diluted EPS for the year ended December 31, 2003 is reported as $0.91 in your Form 10-K for the year ended December 31, 2004 and does not agree to the $0.89 you included in your response under the column "as previously reported." In this manner, it appears that the overstatement of diluted EPS for the year ended December 31, 2003 is $0.04 rather than the $0.02 indicated in your response. Please reassess the impact of the overstatement on your financial statements, if this is the case. Otherwise, please advise.


Lastly, we note that the "as corrected" weighted average shares reflected in diluted EPS is greater than the "as previously reported" shares in Q4 2004. Since you recorded a loss from continuing operations for the quarter ended December 31, 2004, it appears the potentially dilutive securities should be excluded because the inclusion of such shares would be anti-dilutive. Please revise or advise.

	```````````````````````````````````````````````As
appropriate,
please respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested supplemental information. Please file your response letter on EDGAR as a correspondence file.
`
	If you have any questions regarding these comments, please direct them to John Cannarella, Staff Accountant, at (202) 551-3337.
In his absence, direct your questions to Donna Di Silvio at (202) 551-3202. Any other questions may be directed to me at (202) 551-3841.


			Sincerely,



			Michael Moran
			Accounting Branch Chief


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Mr. Ronald Elliot
Excelligence Learning Corp
June 16, 2005
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